Exhibit 99.1

Jianzhi Education Technology Group Company Limited Reports First Half 2025 Financial Results

BEIJING, December 1, 2025 (GLOBE NEWSWIRE) -- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced its financial results for the first half of 2025.

FIRST SIX MONTHS OF 2025 FINANCIAL RESULTS

The following table sets forth a summary of our (including the VIEs’) consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total income from us and the VIEs. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for share, per share data and percentages)
Net revenues	209,303	100.0	7,674	1,071	100.0
Cost of revenues	(167,646)	(80.1)	(6,152)	(859)	(80.2)
Gross profit	41,657	19.9	1,522	212	19.8

Operating expenses:
Sales and marketing expenses	(2,460)	(1.1)	(2,385)	(333)	(31.1)
General and administrative expenses	(10,513)	(5.1)	(5,749)	(802)	(74.9)
Research and development expenses	(3,122)	(1.5)	(2,236)	(312)	(29.1)
Total operating expenses	(16,095)	(7.7)	(10,370)	(1,447)	(135.1)
Income (loss) from operations	25,562	12.2	(8,848)	(1,235)	(115.3)

Other loss:
Total other loss, net	(292)	(0.1)	(52)	(7)	(0.7)
Income (loss) before income tax	25,270	12.1	(8,900)	(1,242)	(116.0)
Income tax benefits	2,353	1.1	—	—	0.0
Net income (loss)	27,623	13.2	(8,900)	(1,242)	(116.0)

Net Revenues

Our and the VIEs’ revenue decreased by RMB 201.6 million, or 96.3% from RMB209.3 million for the six months ended June 30, 2024 to RMB 7.7 million (US$1.1 million) for the six months ended June 30, 2025. This decrease was primarily driven by the net effects of a decrease of RMB196.0 million in net revenues from the provision of IT related solution services, and a decrease of RMB 5.6 million in revenue generated from educational content services and other services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB 5.5 million from RMB 10.6 million for the six months ended June 30, 2024 to RMB 5.1 million (US$0.7 million) for the six months ended June 30, 2025, which was caused by decreased subscription on educational contents.

●	IT related solution services. Net revenue from IT related solution services decreased by RMB 196.0 million from RMB 198.7 million for the six months ended June 30, 2024 to RMB 2.6 million (US$ 0.4 million) for the six months ended June 30, 2025. The decrease was primarily caused by a decrease in customer orders for design and development of customized IT system, and procurement and assembling of equipment.

Cost of Revenues

Our and the VIEs’ cost of revenue decreased by RMB 161.4 million, or 96.3% from RMB 167.6 million for the six months ended June 30, 2024 to RMB 6.2 million (US$0.9 million) for the six months ended June 30, 2025. The decrease of cost of revenues was primarily attributable to the decrease of RMB 161.1 million in purchase of IT equipment for IT related solution services, and a decrease of RMB0.3 million in material costs used for educational content service and other services with decreased subscriptions from end customers and decreased orders from high schools.

Gross Profit

As a result of the foregoing, our and the VIEs’ reported a gross profit of RMB 41.7 million and RMB 1.5 million (US$0.2 million) for the six months ended June 30, 2024 and 2025, respectively. Our and the VIEs’ gross profit margin kept stable at 19.9% and 19.8% for the six months ended June 30, 2024 and 2025, respectively.

Operating expenses

Our and the VIEs’ total operating expenses changed from RMB16.1 million for the six months ended June 30, 2024 to operating expenses of RMB10.4 million (US$1.4 million) for the six months ended June 30, 2025.

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses kept stable at RMB 2.5 million and RMB2.4 million (US$0.3 million) for the six months ended June 30, 2024 and 2025, respectively. This decrease was mainly driven by a decrease of RMB 0.1 million in marketing expenses.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses decreased from RMB10.5 million for the six months ended June 30, 2024 to RM5.7 million (US$0.8 million) for the six months ended June 30, 2025. This decrease was primarily due to a decrease in professional expenses.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB3.1 million for the six months ended June 30, 2024 to RMB 2.2 million (US$0.3 million) for the six months ended June 30, 2025. This decrease was mainly driven by a decrease in payroll and welfare expenses and a decrease in outsourced labor costs, because the VIEs further reduced its expenditures on development of new educational contents.

Income tax benefit (expenses)

We and the VIEs reported income tax benefits of RMB2.4 million for the six months ended June 30, 2024. Because we recognized deferred tax assets arising from net operating losses due to generating profits during the periods. We and the VIEs reported income tax benefits of RMB2.4 million for the six months ended June 30, 2025. Because we incurred net operating losses and provided valuation allowance against deferred tax assets arising from net operating losses.

Net income (loss)

As a result of the foregoing, we and the VIEs reported net income RMB27.6 million and net loss of RMB 8.9 million (US$1.2 million) for the six months ended June 30, 2024 and 2025, respectively.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to USD1.00, the exchange rate in effect on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net

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